SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2007 3Q Business Report

Exhibit A- Financial Statements

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Hanmi Capital

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods;

16.	Other businesses and activities related to the items listed above.

Note 1) Hanmi Capital was renamed Woori Financial on October 26, 2007.

2) On Oct. 26, 2007, Item 14, 15, and 16 were added due to changes in Hanmi Capital’s business scope.

(7)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(8)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(9)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized asset of Hanvit Bank (now Woori Bank) and Kyongnam Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(10)	Woori Private Equity

1.	Private equity business;

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management (elected Byongwon Bahk as the representative director)

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Hanmi Capital

Woori Credit Information
Woori America Bank
	P.T. Bank Woori Indonesia	Woori Bank
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.

	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.

2nd Tier Subsidiaries	Woori Private Equity Fund	Woori Private Equity	15 companies

Woori Futures
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
	Woori Investment & Securities America Inc.	Woori Investment & Securities
Mars First Private Hoesa
Mars Second Private Hoesa
Woori Investment Asia Pte. Ltd.

* On March 5, 2007, Mars Second Private Hoesa, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

* On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company performed a second capital reduction (the first capital reduction was held in Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

* On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was incorporated as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business.

* On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note

2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—

2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—

2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	0.0494

2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—

2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—

2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—

2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—

2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—

2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis

2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—

2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—

2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—

2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—

2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—

2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2007.9.30	(units: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000

Total number of issued stock	806,015,340	806,015,340

Treasury stock	2,558	2,558

Free float shares	806,012,782	806,012,782

* Treasury stock as of October 31, 2007: 2,560

b.	Capital and Price per Share

As of 2007.9.30	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,910,000	5,000	5,000	5,000

Total		4,030,076,700,000	4,030,076,700,000	4,030,063,910,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2007.9.30	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred

Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,555	3			2,558
	Preferred

Subtotal	Common	2,555	3			2,558
	Preferred

Indirect acquisition from trust agreement	Common
	Preferred

Total	Common	2,555	3			2,558
	Preferred

* As of October 31, 2007, we acquired two additional shares to in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

(units: shares)

Type of stock	Type of Stock	Beginning Balance (2007.01.01)	Ending Balance (2007.09.30)
Employee Account

Employee Union Account	Common stock	41,403	0

5.	Voting Rights

As of 2007.9.30	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares

Stocks without voting rights	Common Shares
	Preferred Shares

Stocks with limited voting rights under the Securities & Exchange Law	-	2,558

Stocks with voting rights restored	-

Stocks with voting rights	Common Shares	806,012,782
	Preferred Shares

* Treasury stock as of October 31, 2007: 2,560

6.	Dividend Information

a.	Dividend information for the past three years

Items		2006	2005	2004
Par value per share (Won)		5,000	5,000	5,000

Net profit (Won in Millions)		2,029,319	1,688,221	1,261,924

Earnings per share (Won)		2,518	2,099	1,616

Profit available for dividend distribution (Won in Millions)		5,017,365	3,514,715	2,120,429

Total cash payout (Won in Millions)		483,608	322,405	119,468

Total stock dividends (Won in Millions)		—

Propensity to cash dividends (%)		23.83	19.10	9.47

Cash dividend yield (%)	Common Shares	2.71	1.98	1.81
	Preferred Shares

Stock dividend yield (%)	Common Shares
	Preferred Shares

Cash dividend per share (Won)	Common Shares	600	400	150
	Preferred Shares

Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of 2007.9.30

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2007 3Q	2006	2005
Shareholders’ Equity	13,281,195	11,933,072	9,717,364
Capital	4,030,076	4,030,076	4,030,076
Capital Surplus	84,488	84,488	84,488
Retained Earnings	6,941,950	5,597,546	3,891,963
Capital Adjustments	2,224,681	2,220,962	1,710,836
Borrowings	2,630,286	1,860,449	2,314,419
Debentures	2,347,083	1,847,591	2,296,203
Bank Borrowings	270,000	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	13,203	12,858	18,216
Total	15,911,481	13,793,521	12,031,783

(2)	Use of Funds

(units: millions of Won)

Items	2007 3Q	2006	2005
Subsidiary Stock	15,246,440	13,591,413	11,751,678
Woori Bank	12,415,105	11,297,882	9,695,213
Kyongnam Bank	910,662	794,984	694,275
Kwangju Bank	719,759	630,995	561,330
Woori Financial Information System	6,498	11,245	11,903
Woori F&I	142,383	124,874	114,017
Woori 3rd Asset Securitization Specialty	13,209	24,317	—
Woori Investment & Securities	709,439	649,355	604,543
Woori CS Asset Management (formerly Woori Asset Management)	46,297	47,655	60,600
Woori Private Equity	11,939	10,106	9,797
Hanmi Capital	271,149	—	—
Investment Securities	—	—	—
Loan Obligations	—	49,750	109,450
Tangible Assets	511	630	119
Intangible Assets	22	30	35
Cash	581,288	89,724	104,072
Other Assets	83,220	61,974	66,428
Total	15,911,481	13,793,521	12,031,783

* Hanmi Capital was renamed Woori Financial on October 26, 2007.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2007 3Q	2006	2005
Commission Revenue (A)	0	0	0
Commission Expense (B)	4,840	7,613	6,641
Commission Profit (A-B)	-4,840	-7,613	-6,641

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2007 3Q	2006	2005
Total Capital (A)	19,787,000	—	—
Risk weighted assets (B)	167,661,700	—	—
BIS Ratio (A/B)	11.80%	—	—

b.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2003.11.13		BBB	R&I (AAA ~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA ~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA ~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa ~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA ~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2007 3Q	2006	2005	2004
Current Assets (A)	562,424	117,037	111,091	57,346
Current Liabilities (B)	512,267	12,496	18,216	11,385
Current Ratio (A/B)	109.79%	936.60%	609.85%	503.70%

* Current ratio

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2007 3Q	2006	2005	2004
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

* Current ratio

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2007 3Q	2006	2005	2004
Liabilities (A)	2,630,286	1,860,448	2,314,418	2,299,992
Equity (B)	13,281,195	11,922,274	9,717,364	7,448,052
Debt Ratio (A/B)	19.80%	15.60%	23.80%	30.90%

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2007 3Q	2006	2005	2004	2003
Cash and Due from Banks	581,288	89,724	104,072	56,099	349,585
Securities	15,246,440	13,591,413	11,751,678	9,436,975	7,007,222
Loans	0	49,750	109,450	218,641	830,566
Tangible Assets	511	630	119	228	242
Other Assets	83,242	62,004	66,464	36,101	60,200
Total Assets	15,911,481	13,793,521	12,031,783	9,748,044	8,247,815
Borrowings	270,000	0	0	120,000	0
Debentures	2,347,083	1,847,591	2,296,203	2,154,637	2,621,182
Other Liabilities	13,203	12,858	18,216	25,354	28,738
Total Liabilities	2,630,286	1,860,449	2,314,419	2,299,991	2,649,920
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Capital Surplus	84,488	84,488	84,488	84,356	61,324
Capital Adjustment	-18	-18	-18	2,604	1,522
Other Comprehensive Income	2,224,699	2,220,980	1,710,854	1,049,961	374,658
Retained Earnings	6,941,949	5,597,545	3,891,963	2,328,854	1,282,866
Total Stockholder’s Equity	13,281,195	11,933,072	9,717,364	7,448,053	5,597,895
Operating Income	1,922,154	2,031,611	1,867,488	1,922,849	1,593,251
Operating Profit	1,827,450	1,893,248	1,688,298	1,259,874	203,097
Net Profit before Tax	1,827,612	2,029,319	1,688,221	1,261,925	202,565
Net profit	1,827,612	2,029,319	1,688,221	1,261,925	202,565

* 1. Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.

2. The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.

3. The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.

4. Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

5. The 2004 figures have been changed due to changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2006	2005	2004	2003	2002
Cash and Due from Banks	10,674,977	11,224,015	6,530,065	6,471,855	6,568,852
Securities	46,313,960	37,693,090	29,175,271	27,006,678	26,452,509
Loans	140,854,505	106,937,970	91,482,647	86,077,297	73,604,113
Tangible Assets	2,561,391	2,472,727	2,410,106	2,253,714	2,356,235
Other Assets	11,592,497	6,215,046	7,003,875	6,958,176	5,861,825
Total Assets	211,997,330	164,542,848	136,601,964	128,767,720	114,843,534
Deposits	129,022,868	107,087,990	92,148,907	89,049,625	78,917,388
Borrowings	54,134,339	37,116,858	27,910,757	25,008,773	24,654,095
Other Liabilities	15,415,318	9,233,038	7,837,020	9,011,022	5,957,284
Total Liabilities	198,572,525	153,437,886	127,896,684	123,069,420	109,528,767
Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Consolidated Capital Surplus	187,955	142,608	170,960	57,844	25,029
Consolidated Capital Adjustment	-55,854	-52,485	-94,843	51,715	-12,903
Consolidated Other Comprehensive Income	2,173,342	1,705,194	1,060,800	363,254	67,409
Consolidated Retained Earnings	5,601,869	3,896,255	2,333,145	1,152,053	1,151,113
Minority Interest	1,487,416	1,383,313	1,252,940	195,909	245,045
Total Stockholder’s Equity	13,424,805	11,104,962	8,705,280	5,698,300	5,314,767
Operating Income	19,895,975	14,564,520	13,542,554	10,696,247	9,996,388
Operating Profit	2,748,368	2,004,494	1,137,600	57,719	375,872
Net Profit before Tax	2,913,712	2,145,704	1,192,574	231,062	454,884
Aggregated Net Profit	2,189,207	1,833,521	1,261,052	52,374	613,576
Net Profit for Majority Shareholders	2,029,319	1,688,221	1,261,925	56,279	591,588
Net Profit for Minority Shareholders	159,888	145,300	-873	-3,905	21,988
No. of Companies Consolidated	24	21	24-	15	17

* 1. Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.

2. The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.

3. The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.

4. Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

5. The 2004 figures have been changed due to changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2007 3Q	Loans	—	—	—
	Total	—	—	—
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%
2005	Loans	110,000	550	0.5%
	Total	110,000	550	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2007 3Q	2006	2005
1. Initial loan loss reserves balance	250	550	1,098
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-250	-300	-548
Ending loan loss reserve balance	0	250	550

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2006	2005	2004
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies
2006	Woori Finance Holdings and 24 companies	- Korea BTL Infrastructure Fund - Woori Global Markets Asia Limited - Mars First Private Hoesa

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Investment & Securities Int’l Ltd.

- LG Investment & Securities (H.K.) Limited

- LG Investment & Securities America, Inc.

- LG Investments Holding B.V. (Amsterdam) GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2007 3Q	2006 3Q	2006	2005
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2007 3Q	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	340	3,286
2006	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,210
2005	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2007 3Q		N/A
2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	USD 1,950 thousand	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 12 and 13, 2007, respectively.

•	Second Resolution: Appointment of Executive Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Executive Director	Byongwon Bahk	- Director-General, Bureau of Economic Policy, Ministry of Finance and Economy (MOFE) - Vice Minister, Ministry of Finance and Economy (MOFE)	N/A	N/A

•	Third Resolution: Appointment of Non-Standing Directors as Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director and audit Committee	Bong-Soo Park	- Chairman & President, Korea Technology Credit Guarantee Fund - Currently Executive Advisor at Korea Institute for International Economics Policy	N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Pyoung Wan Har	- Standing Audit Committee Member of Korean Exchange Bank	N/A	N/A

Non-standing Director and audit Committee	Kwang-Dong Kim	- Deputy Minister for Trade, Ministry of Foreign Affairs and Trade - Ambassador of the Republic of Korea to the Federative Republic of Brazil	N/A		N/A

Non-standing Director and audit Committee	Inbong Ha	- President, Korean Business Administration and Economics Association - Currently Professor, College of Economics and Business Administration, Kyungpook National University	N/A		N/A

Non-standing Director and audit Committee	Myoung-Soo Choi	- Director General of the Investigation Department at KDIC - Currently Director General of Fund Management & Planning Department at KDIC	Employee (Director	)	N/A

* Bong-Soo Park and Woon-Youl Choi were reappointed. Pyoung Wan Har, Kwang-Dong Kim, Inbong Ha and Myoung-Soo Choi were newly appointed.

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

•	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the BOD Management Committee.

2.	Management Compensation Committee

Name	Position	Notes
Pyoung Wan Har	Non-standing Director	Non-standing director Woon-Youl Choi heads this committee consisting of no less than three non-standing directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

•	Non-standing director Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi were newly appointed to the committee on March 30, 2007.

3.	Risk Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

•	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Risk Management Committee.

•	Non-standing directors Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi, Inbong Ha, and Myoung-Soo Choi were appointed to the Risk Management Committee on March 30, 2007.

4.	Audit Committee

Name	Position	Notes
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

5.	Executive Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

•	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Executive Management Committee.

6.	Ethics Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no less than two non-standing directors.
Kwang-Dong Kim	Non-standing Director
Myoung-Soo Choi	Non-standing Director

•	Non-standing Director Kwang-Dong Kim and Myoung-Soo Choi were newly appointed to the committee.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Inbong Ha	Non-standing Director

8.	MOU Review Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

•	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the MOU Review Committee.

E.	Stock Options

As of September 30, 2007	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	20,900
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	20,900
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	20,900
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	20,900
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	20,900
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	20,900
Sang Chul Lee	Standing director)	2002.12.04	Common	10,000	9,500	500	0	20,900
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,900
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	20,900
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	20,900
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,900
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	20,900
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	20,900
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	20,900
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,900
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,900
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,900
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	20,900
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,900
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	20,900
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	20,900
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	20,900
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	20,900
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	20,900
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	20,900
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,900
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,900
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,900
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	20,900
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,900
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	20,900
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,900
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	6,000	1,000	13,000	20,900
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,900
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,900
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,900
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	20,900
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	20,900
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,900

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,900
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,900
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	20,900
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	20,900
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	20,900
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,900
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	20,900
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,900
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,900
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	20,900
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	20,900
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,900
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	20,900
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	20,900
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	9,250	750	5,000	20,900
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	20,900
Total	—	—	—	1,560,000	894,000	420,000	246,000	—

1.	Exercised options as of September 30, 2007

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.18%)
Korea BTL Infrastructure Fund (100%)
Woori Global Markets Asia Ltd. (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities * (30.60%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (London) (100)%
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (52.94%)
Mars Second Private Hoesa (4.76%)
Woori Investment Asia Pte. Ltd. (100%)
Woori CS Asset Management (70%)
Woori Finance Information System (100%)
Woori F&I (100%)
Woori SB Asset Management (51.00%)
Woori F&I Fifth Asset Securitization Specialty Co. Ltd (100%)
Woori 3rd SPC (100%)
Woori Private Equity (100%)
Woori Private Equity Fund (61.05%)
Hanmi Capital (50.11%)

*	Woori Finance Holdings’ stake in Woori Investment & Securities includes preferred shares.
*	Hanmi Capital was renamed “Woori Financial” on October 26, 2007.

3.	Investments in Other Companies

As of September 30, 2007	(units: thousands of shares, millions of Won, %)

T y p e	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]	Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	635,957	100.0	11,297,882	—	1,117,223	635,957	100.0	12,415,105	1,642,032	1,557,474
	Kwangju Bank	44,080	99.9	630,995	—	88,764	44,080	99.9	719,759	90,118	102,589
	Kyongnam Bank	51,800	99.9	794,984	—	115,678	51,800	99.9	910,662	154,958	145,723
	Woori Finance Info Sys.	900	100.0	11,245	—	-4,747	900	100.0	6,498	2,444	-2,497
	Woori F&I	2,000	100.0	124,874	—	17,509	2,000	100.0	142,383	28,629	35,118
	Woori 3rd SPC	2	100.0	24,317	—	-11,108	2	100.0	13,209	-139	-107
	Woori Investment & Securities (formerly LGIS)	46,325	35.0	649,355	—	60,084	46,325	35.0	709,439	213,765	65,967
	Woori CS Asset Management (formerly LGITM)	4,663	70.0	47,655	—	-1,358	4,663	70.0	46,297	13,179	7,022
	Woori Private Equity	2,000	100.0	10,106		1,833	2,000	100.0	11,939	309	1,829
	Hanmi Capital	—	—	—	8,500	271,149	8,500	50.1	271,149	7,496	—
	Foreign	—	—	—	—	—	—	—	—	—	—
	Total	787,727		13,591,413	8,500	1,655,027	796,227	—	15,246,440	2,152,791	1,913,118

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the year ended December 31, 2006, except for Woori Credit Suisse Asset Management, Woori Investment & Securities and Hanmi Capital for which the latest net income is for the year ended March 31, 2007.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2007.9.30	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(— )	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97	After-hours Trading

		Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97

Total		Preferred			—	—	—	0

		Total	628,458,609	77.97	—	40,300,000	588,158,609	72.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of 2006.12.31	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97

Total		628,458,609	77.97			628,458,609	77.97

* As of 2007.9.30, KIDC owns 588,158,609 shares in Woori Finance Holdings, or 72.97% of shares outstanding.

c.	Shareholder Distribution

As of 2006.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	30,138	99.99	177,554,995	22.03

Minority Shareholders (Companies)	1,208	4.00	159,462,460	19.79

Minority Shareholders (Individual)	28,930	95.99	18,092,535	2.24

Major Shareholders	1	0.00	628,458,609	77.97

Main Shareholders	—	—	—	—

Total Other Shareholders	—	—	—	—

Others Shareholders (Companies)	1	0.00	1,736	0.00

Others Shareholders (Individual)	—	—	—	—

Total	30,140	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	April	May	June	July	August	September
High	24,350	23,550	23,900	25,250	23,300	21,450

Low	22,700	21,400	21,350	23,850	21,100	20,350

Monthly Trade Volume	38,863,326	59,307,599	140,640,606	72,806,601	75,375,877	50,057,582

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		April	May	June	July	August	September
ADR	High	79.10	76.75	77.27	83.79	77.91	72.25

	Low	74.29	69.76	70.37	74.50	65.68	66.01

Monthly Trade Volume		129,700	142,000	244,300	277,700	234,600	250,300

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Sept. 30, 2007)
Chairman and CEO	Registered	Byongwon Bahk	660
Senior Managing Director	Non-Registered	Seong Mok Park	—
Senior Managing Director	Non-Registered	Young-Gaeng Kim	—
Senior Managing Director	Non-Registered	Dongil Kim	—
Non-standing Director	Registered	Pyoung Wan Har	440
Non-standing Director	Registered	Kwang-Dong Kim	160
Non-standing Director	Registered	Bong-Soo Park	440
Non-standing Director	Registered	Inbong Ha	700
Non-standing Director	Registered	Woon-Youl Choi	700
Non-standing Director	Registered	Myoung-Soo Choi	—

•	Senior Managing Director Dongil Kim was newly appointed on April 25, 2007.

2.	Employee Status

As of 2007.9.30	(units: persons, thousands of Won)

Items	Staff				Average	Quarterly	Average Compensation	Note
	Admin.	Manu.	Misc.	Total	Tenure Years	Compensation	Per Person
Male	80	—	1	81	2 years and 5 months	2,696,978	33,296
Female	8	—	9	17	3 years and 4 months	321,252	18,897
Total	88	—	10	98	2 years and 6 months	3,018,230	30,798

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	4	Financial accounting, Financial planning

•	As of October 31, 2007, there were three CPAs in charge of financial accounting.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori F&I	Subsidiary	Other loan	50,000	—	40,000	10,000
Total			50,000	—	40,000	10,000

* As of 2007.07.31, loans to Woori F&I have been fully repaid, and there is no outstanding loan balance.

b.	Payment Transactions

(units: shares)

		Transactions of Payments
Name	Relation	Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	—	—	635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	—	—	44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000	—	—	51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Hanmi Capital	Subsidiary	Common Stock	—	8,499,955	—	8,499,955	Note
Total			787,726,961	8,499,955	—	796,226,916

Note) Hanmi Capital was renamed Woori Financial on October 26, 2007.

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2007 AND 2006

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2007 and the related non-consolidated statements of income for the three months and nine months ended September 30, 2007 and 2006 and non-consolidated statements of cash flows and changes in shareholders’ equity for the nine months ended September 30, 2007 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated March 8, 2007, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 6, 2007

Notice to Readers

This report is effective as of November 6, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	Korean won		Translation into U.S. dollars (Note 2)
	2007	2006	2007		2006
	(In millions)		(In thousands)
ASSETS
Cash and bank deposits (Notes 15 and 17)	WON 581,288	WON 89,724	US$	631,354	US$	97,452
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)	15,246,439	13,591,413		16,559,617		14,762,043
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)	—	49,750		—		54,035
Fixed assets (Note 5)	511	630		555		684
Other assets (Notes 6 and 17)	83,243	62,004		90,413		67,345

	WON 15,911,481	WON 13,793,521	US$	17,281,939	US$	14,981,559

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Borrowings (Note 7)	WON 270,000	WON —	US$	293,255	US$	—
Debentures, net of discounts (Notes 7 and 15)	2,347,083	1,847,591		2,549,238		2,006,724
Other liabilities (Notes 9 and 17)	13,204	12,858		14,340		13,966

	2,630,287	1,860,449		2,856,833		2,020,690

SHAREHOLDERS’ EQUITY
Common stock (Note 10)	4,030,077	4,030,077		4,377,188		4,377,188
Capital surplus	84,488	84,488		91,765		91,765
Capital adjustments (Note 10)	(18)	(18)		(19)		(19)
Accumulated other comprehensive income (Notes 3 and 19)	2,224,698	2,220,979		2,416,313		2,412,272
Retained earnings:
Legal reserve	580,181	377,249		630,152		409,741
Voluntary reserve	4,530,000	3,190,000		4,920,169		3,464,755
Retained earnings before appropriations (Note 10)	1,831,768	2,030,297		1,989,538		2,205,167

	6,941,949	5,597,546		7,539,859		6,079,663

	13,281,194	11,933,072		14,425,106		12,960,869

	WON 15,911,481	WON 13,793,521	US$	17,281,939	US$	14,981,559

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007				2006
	Three months	Nine months	Three months	Nine months	Three months		Nine months		Three months		Nine months
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	WON 356,986	WON 1,915,722	WON 497,023	WON 1,567,621	US$	387,733	US$	2,080,723	US$	539,832	US$	1,702,640
Interest income (Note 17)	2,693	6,182	5,190	12,955		2,925		6,714		5,637		14,071
Reversal of allowance for doubtful accounts	50	250	75	125		55		272		81		136

	359,729	1,922,154	502,288	1,580,701		390,713		2,087,709		545,550		1,716,847

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)	2,531	2,604	—	106		2,749		2,828		—		115
Interest expense	25,749	71,676	26,237	80,965		27,967		77,850		28,496		87,938
Fees	3,162	4,840	854	5,791		3,434		5,257		928		6,290
General and administrative (Notes 14 and 17)	4,928	15,584	5,044	19,435		5,353		16,926		5,478		21,109

	36,370	94,704	32,135	106,297		39,503		102,861		34,902		115,452

OPERATING INCOME	323,359	1,827,450	470,153	1,474,404		351,210		1,984,848		510,648		1,601,395
NON-OPERATING INCOME	—	282	122,482	122,761		—		306		133,031		133,334
NON-OPERATING EXPENSES	93	120	—	9		101		130		—		10

INCOME BEFORE INCOME TAX	323,266	1,827,612	592,635	1,597,156		351,109		1,985,024		643,679		1,734,719

INCOME TAX EXPENSE (Note 12)	—	—	—	—		—		—		—		—

NET INCOME	WON 323,266	WON 1,827,612	WON 592,635	WON 1,597,156	US$	351,109	US$	1,985,024	US$	643,679	US$	1,734,719

NET INCOME PER COMMON SHARE (Note 18)	WON 401	WON 2,267	WON 735	WON 1,982	US$	0.436	US$	2,463	US$	0.798	US$	2.153

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won		Translation into U.S. dollars (Note 2)
	2007	2006	2007		2006
	(In millions)		(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	WON 1,827,612	WON 1,597,156	US$	1,985,024	US$	1,734,719

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting	2,604	106		2,828		115
Interest expense (amortization of discounts on debentures)	947	1,086		1,029		1,181
Provision for severance benefits	588	515		639		559
Depreciation	225	63		244		69
Amortization	10	16		11		17
Gain on disposal of fixed assets	—	(19)		—		(21)
Gain on valuation using the equity method of accounting	(1,915,722)	(1,567,621)		(2,080,723)		(1,702,640)
Other non-operating income	—	(122,478)		—		(133,027)
Reversal of allowance for doubtful accounts	(250)	(125)		(272)		(136)

	(1,911,598)	(1,688,456)		(2,076,244)		(1,833,883)

Changes in operating assets and liabilities:
Decrease in other receivable	1,342	—		1,458		—
Decrease(increase) in accrued income	(689)	11		(748)		12
Increase in advanced payments	—	(4)		—		(4)
Increase in prepaid expenses	(45)	(26)		(49)		(28)
Decrease(increase) in prepaid income taxes	(14)	1,246		(15)		1,353
Retirement benefits payment	(519)	(360)		(564)		(391)
Decrease in employee retirement insurance deposit	427	305		464		331
Decrease in other payables	(451)	(578)		(491)		(628)
Increase(decrease) in accrued expenses	181	(3,604)		197		(3,913)
Increase(decrease) in withholdings	119	(267)		129		(290)
Dividends income on investment securities accounted for the equity method	533,358	767,091		579,296		833,161

Net cash provided by operating activities	449,723	672,514		488,457		730,439

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Korean won		Translation into U.S. dollars (Note 2)
	2007	2006	2007		2006
	(In millions)		(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of investment securities accounted for using the equity method of accounting	WON —	WON 54,000	US$	—	US$	58,651
Collection of loans	50,000	25,000		54,307		27,153
Disposition of vehicles	—	19		—		21
Collection of guarantee deposits	—	25		—		26
Acquisition of investment securities accounted for using the equity method of accounting	(271,148)	—		(294,502)		—
Acquisition of fixed assets	(106)	(26)		(116)		(28)
Increase in guarantee deposits	(21,840)	—		(23,721)		—
Acquisition of intangible assets	(2)	(16)		(2)		(17)

Net cash provided by (used in) investing activities	(243,096)	79,002		(264,034)		85,806

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in debentures in local currency	498,545	—		541,485		—
Increase in borrowings in local currency	270,000	—		293,255		—
Repayment of debentures in local currency	—	(450,000)		—		(488,759)
Payment of dividends	(483,608)	(322,405)		(525,261)		(350,174)

Net cash provided by (used in) financing activities	284,937	(772,405)		309,479		(838,933)

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS	491,564	(20,889)		533,902		(22,688)
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD	89,724	104,072		97,452		113,036

CASH AND BANK DEPOSITS, END OF THE PERIOD	WON 581,288	WON 83,183	US$	631,354	US$	90,348

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Common stock	Capital surplus	Capital adjustment	Accumulated other comprehensive income	Retained earnings	Total
	(In millions)
January 1, 2006	WON 4,030,077	WON 84,488	WON (18)	WON 1,710,854	WON 3,891,963	WON 9,717,364
Net income	—	—	—	—	1,597,156	1,597,156
Dividend	—	—	—	—	(322,405)	(322,405)
Valuation using the equity method on subsidiaries	—	—	—	398,799	(1,104)	397,695

September 30, 2006	WON 4,030,077	WON 84,488	WON (18)	WON 2,109,653	WON 5,165,610	WON 11,389,810

January 1, 2007	WON 4,030,077	WON 84,488	WON (18)	WON 2,220,979	WON 5,597,546	WON 11,933,072
Net income	—	—	—	—	1,827,612	1,827,612
Dividend	—	—	—	—	(483,608)	(483,608)
Valuation using the equity method on subsidiaries	—	—	—	3,719	399	4,118

September 30, 2007	WON 4,030,077	WON 84,488	WON (18)	WON 2,224,698	WON 6,941,949	WON 13,281,194

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 19 2nd-tier subsidiaries as of September 30, 2007.

Upon incorporation, the Company’s stock amounted to WON 3,637,293 million, consisting of 727,458,609 common shares (WON 5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2007, the Company’s stock amounted to WON 4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of September 30, 2007 and December 31, 2006 is as follows:

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Sep. 30
"	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Sep. 30
"	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Sep. 30
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Sep. 30
"	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Sep. 30
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Sep. 30
"	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Sep. 30
"	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Sep. 30
"	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Sep. 30
"	Hanmi Capital Co., Ltd.(*1)	8,499,955	50.1	—	—	Sep. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Sep.30(*6)
"	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Sep. 30(*6)
"	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Sep. 30(*6)
"	Korea BTL Infrastructure Fund	7,937,899	100.0	7,937,899	100.0	Sep. 30
"	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Sep. 30(*6)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Sep. 30

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Sep. 30
"	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Sep. 30(*6)
"	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Sep. 30(*6)
"	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Sep. 30(*6)
"	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Sep. 30(*6)
"	High Technology Venture Investment	208,000	42.9	208,000	42.9	Sep. 30(*6)
"	Global Technology Investment	592,000	50.0	592,000	50.0	Sep. 30(*6)
"	MARS First Private Equity Fund	9,000,000	52.9	9,000,000	52.9	Sep. 30(*6)
"	MARS Second Private Equity Fund (*2)	2,418	8.9	—	—	Sep. 30(*6)
"	Connacht Capital Market Investment (*3)	15,000,000	100.0	—	—	Sep. 30(*6)
"	Woori Investment Asia Pte. Ltd. (*4)	50,000,000	100.0	—	—	Sep. 30(*6)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund	78,858	61.0	1,613	60.6	Sep. 30
Woori Private Equity Fund	Kumho Investment Bank (*5)	7,100,000	41.4	—	—	Jun. 30

(*1)	On September 14, 2007, the Company acquired 8,499,955 shares (50.1%) of Hanmi Capital Co., Ltd. (“Hanmi Capital”) by WON 271,149 million and it has been included in consolidation scope of the Company. In addition, on October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial Co., Ltd. (“Woori Financial”).
(*2)	On March 20 and April 26, 2007, Woori Investment Securities acquired 129 and 2,289 shares of MARS Second Private Fund, respectively and included it in its consolidation scope since Woori Investment Securities can be involved in operating policy decision and participate on the board of directors as a general partner.
(*3)	Since Connacht Capital Market Investment had been due for liquidation, it was accounted for using the equity method of accounting and excluded from consolidation for the year ended December 31, 2006. However, it has been included in consolidation scope of Woori Investment Securities as its liquidation process did not proceed for the nine months ended September 30, 2007.
(*4)	On August 31, 2007, Woori Investment Securities acquired the whole interest of Woori Investment Asia Pte. Ltd. (“Woori Investment Asia”) in Singapore and included Woori Investment Asia in its consolidation scope.
(*5)	On June 26, 2007, Woori Private Equity Fund acquired 7,100,000 shares (41.4%) of Kumho Investment Bank.
(*6)	The financial statements as of September 30, 2007 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of September 30, 2007 does not differ materially from that as of December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of WON 920.70 to US$ 1.00 at September 30, 2007, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2006 except for the following:

a.	Adoption of new statements of Korea accounting standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.20 (except for No.11) before the beginning of the 2007 and SKASs No.11 ‘Discontinuing operations’ and No.21 ‘Preparation and presentation of financial statements’ to No.25 ‘Consolidated financial statement’ on or after January 1, 2007.

Significant SKASs newly adopted are summarized below.

1) Change of presentation of financial statements

The Company has prepared the balance sheets, income statements, statements of appropriations of retained earnings (statements of disposition of accumulated deficit), statements of cash flows, statements of changes in shareholders’ equity and notes on a going concern basis in accordance with SKAS No.21 and revised No.101 ‘Financial holding company’. The presentation and classification of items in the financial statements should be retained from one period to the next to improve the comparability of financial statements and the comparative information should be disclosed in respect of the previous period for all amounts reported in the financial statements. Thus, the Company has prepared the statements of changes in shareholders’ equity as a complete set of financial statements and the statements of comprehensive income as a note.

2) Amendments to SKAS No.2 ‘Interim Financial Reporting’

In accordance with amendments to SKAS No.2, the Company prepared income statements for the three months ended September 30, 2007 interim period and year-to-date period. However, statements of cash flows and changes in shareholders’ equity have been prepared for the nine months ended September 30, 2007. The Company presented those of the corresponding periods of the prior year for the comparative purpose.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	January 1, 2007	Gain (loss) on valuation using the equity method	Other comprehensive income	Retained earnings	Acquisition	Dividends	September 30, 2007
Woori Bank	WON 11,297,882	WON 1,557,474	WON (15,834)	WON 402	WON —	WON (424,819)	WON 12,415,105
Kyongnam Bank	794,984	145,723	933	(2)	—	(30,976)	910,662
Kwangju Bank	630,995	102,589	4,204	—	—	(18,029)	791,759
WFIS	11,245	(2,497)	—	—	—	(2,250)	6,498
Woori F&I	124,874	35,118	(3,463)	—	—	(14,146)	142,383
Woori 3rd SPC	24,317	(107)	(11,001)	—	—	—	13,209
Woori Investment Securities	649,355	65,967	28,861	—	—	(34,744)	709,439
Woori CS	47,655	7,022	14	—	—	(8,394)	46,297
Woori PE	10,106	1,829	5	(1)	—	—	11,939
Hanmi Capital	—	—	—	—	271,149	—	271,149

	WON 13,591,413	WON 1,913,118	WON 3,719	WON 399	WON 271,149	WON (533,358)	WON 15,246,440

	January 1, 2006	Gain (loss) on valuation using the equity method	Other comprehensive income	Retained earnings	Other decrease	December 31, 2006
Woori Bank	WON 9,695,213	WON 1,648,837	WON 422,298	WON (1,331)	WON (467,135)	WON 11,297,882
Kyongnam Bank	694,275	155,002	(22,759)	—	(31,534)	794,984
Kwangju Bank	561,330	100,656	24,640	—	(55,631)	630,995
WFIS	11,903	3,842	—	—	(4,500)	11,245
Woori F&I	114,017	28,474	11,884	—	(29,501)	124,874
Woori 3rd SPC	—	(139)	24,564	—	(108)	24,317
Woori Investment Securities	604,543	68,233	14,127	—	(37,548)	649,355
Woori CS	60,600	11,013	768	—	(24,726)	47,655
Woori PE	9,797	309	—	—	—	10,106

	WON 11,751,678	WON 2,016,227	WON 475,522	WON (1,331)	WON (650,683)	WON 13,591,413

(2)	The details of other decrease for the year ended December 31, 2006 are as follows (Korean won in millions):

	Other non-operating revenue	Acquisition (Disposal)	Dividends	Total
Woori Bank	WON 125,576	WON —	WON (592,711)	WON (467,135)
Kyongnam Bank	34,770	—	(66,304)	(31,534)
Kwangju Bank	(14,681)	—	(40,950)	(55,631)
WFIS	—	—	(4,500)	(4,500)
Woori F&I	—	—	(29,501)	(29,501)
Woori 3rd SPC	—	—	(*1)(108)	(108)
Woori Investment Securities	(9,753)	—	(27,795)	(37,548)
Woori CS	—	(*2)(19,396)	(5,330)	(24,726)

	WON 135,912	WON (19,396)	WON (767,199)	WON (650,683)

(*1)	Adjustment on dividend receivables
(*2)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori CS to Credit Suisse and WON 34,604 million of gain on the disposal of the ownership interest was recorded in other comprehensive income.

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (Unit: Korean won in millions):

	Jan. 1, 2007	Acquisition	Amortization	Sep. 30, 2007
Woori F&I	WON 70	WON —	WON 3	WON 67
Woori Investment Securities	(2,494)	—	(68)	(2,426)
Hanmi Capital	—	192,152	—	192,152

	WON (2,424)	WON 192,152	WON (65)	WON 189,793

	Jan. 1, 2006	Amortization	Dec. 31, 2006
Woori F&I	WON 74	WON 4	WON 70
Woori Investment Securities	(2,735)	(241)	(2,494)

	WON (2,661)	WON (237)	WON (2,424)

(4)	The details of unrealized gain(loss) from transactions among subsidiaries for the nine months ended September 30, 2007 are as follows (Korean won in millions):

	Jan. 1, 2007	Realized	Incurred	Sep. 30, 2007
Woori Bank	WON 588	WON (4,097)	WON (3,567)	WON (7,076)
Kyongnam Bank	5	(3)	101	103
Kwangju Bank	3,688	4,459	152	8,299
WFIS	1,726	493	—	2,219
Woori F&I	(384)	(250)	—	(634)
Woori 3rd SPC	(139)	—	—	(139)
Woori Investment Securities	—	3	(122)	(119)

	WON 5,484	WON 605	WON (3,436)	WON 2,653

(5)	The market value of Woori Investment Securities and Hanmi Capital are WON 1,199,817 million (WON 25,900 per share) and WON 161,499 million (WON 19,000 per share) as of September 30, 2007.

4.	LOANS

(1)	Loans and allowance for the possible loan losses as of September 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2007	2006
Woori F&I (*1)	Mar. 25, 2003	Mar. 25, 2007	7.3	WON —	WON 27,000
"	Jul. 7, 2003	Jul. 7, 2007	7.3	—	23,000

					50,000
Allowance for possible loan losses					(250)

				WON —	WON 49,750

(*1)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

5.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007	Acquisition	Disposition	Depreciation	Sep. 30, 2007
Furniture and equipment	WON 596	WON 35	WON —	WON 210	WON 421
Leasehold improvements	34	44	—	15	63
Others	—	27	—	—	27

	WON 630	WON 106	WON —	WON 225	WON 511

	Jan. 1, 2006	Acquisition	Disposition	Depreciation	Dec. 31, 2006
Furniture and equipment	WON 74	WON 732	WON —	WON 210	WON 596
Leasehold improvements	45	16	—	27	34

	WON 119	WON 748	WON —	WON 237	WON 630

(2)	Changes in intangible assets for the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007	Acquisition	Amortization	Sep. 30, 2007
Software	WON 3	WON —	WON 1	WON 2
Industrial property rights	27	2	9	20

	WON 30	WON 2	WON 10	WON 22

	Jan. 1, 2006	Acquisition	Amortization	Dec. 31, 2006
Software	WON 7	WON —	WON 4	WON 3
Industrial property rights	28	16	17	27

	WON 35	WON 16	WON 21	WON 30

As of September 30, 2007, accumulated amortization of software and industrial property rights amount to WON 32 million and WON 66 million, respectively.

6.	OTHER ASSETS

Other assets as of September 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007	2006
Guarantee deposits (Note 17)	WON 26,019	WON 4,178
Other receivables (Notes 11 and 17)	1,934	3,276
Dividend receivables	53,869	53,869
Accrued income (Note 17)	1,137	448
Prepaid expenses	248	203
Prepaid Income Taxes	14	—
Intangible assets (Note 5)	22	30

	WON 83,243	WON 62,004

7.	BORROWINGS AND DEBENTURES

(1)	Borrowings as of September 30, 2007 are as follows (Korean won in millions):

Lender	Annual interest rate (%)	Maturity	Line of credit	Amounts
Shinhan Bank	CD(3M)+0.68	Jan.10, 2008	WON 270,000	WON 270,000

			WON 270,000	WON 270,000

(2)	Debentures in local currency as of September 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2007	2006
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	WON 200,000	WON 200,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008	300,000	300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009	370,000	370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009	230,000	230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007	300,000	300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	250,000	250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008	200,000	200,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010	250,000	—
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	250,000	—

				2,350,000	1,850,000
Less: discounts				(2,917)	(2,409)

				WON 2,347,083	WON 1,847,591

8.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to WON 2,432 million and WON 2,363 million as of September 30, 2007 and December 31, 2006, respectively.

The details of changes in the accrued severance benefits for the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	2007	2006
Beginning balance	WON 2,363	WON 1,980
Provision for severance benefits	588	880
Retirement indemnities payment	(519)	(497)

Ending balance	WON 2,432	WON 2,363

The Company has deposited employee retirement insurance at Woori Bank. As of September 30, 2007 and December 31, 2006, the deposits, amounting to WON 1,574 million and WON 2,002 million, respectively, are presented as a deduction from accrued severance benefits.

9.	OTHER LIABILITIES

Other liabilities as of September 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007	2006
Accrued severance benefits (Note 8)	WON 2,432	WON 2,363
Deposits with employee retirement insurance trust (Notes 8 and 17)	(1,574)	(2,002)
Other payables (Note 17)	200	651
Accrued expenses (Note 11)	11,863	11,682
Withholdings	283	164

	WON 13,204	WON 12,858

10.	SHAREHOLDERS’ EQUITY

(1)	The authorized and issued shares of common stock as of September 30, 2007 and December 31, 2006 are as follows:

	2007	2006
Authorized shares of common stock	2,400,000,000	2,400,000,000
Par value	WON 5,000	WON 5,000
Issued shares of common stock	806,015,340	806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	As of September 30, 2007 and December 31, 2006, the Company held 2,558 shares and 2,555 shares of treasury stock, respectively, amounting to WON 18 million.

(4)	The changes in retained earnings from December 31, 2006 to September 30, 2007 are as follows (Korean won in millions):

2007
Balance - December 31, 2006	WON 2,030,297

Appropriations:
Dividend	(483,608)
Legal reserve	(202,932)
Voluntary reserve	(1,340,000)
Increase by using the equity method of accounting	399
Net income for the nine months ended September 30, 2007	1,827,612

Balance - September 30, 2007	WON 1,831,768

11.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at WON 11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is WON 6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 894,000 stock options were exercised amounting to WON 8,688 million until September 30, 2007. In connection with this, the Company revalued stock based compensation and recorded WON 2,652 million of the stock-based payment as a liability as of September 30, 2007.

(2)	The summary of stock-based compensation granted as of September 30, 2007 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement
Exercise price	WON 11,921	WON 6,800
Exercisable period	During the three-year period beginning after December 4, 2005
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	554,000 shares	340,000 shares
Exercisable number of rights	166,000 shares	80,000 shares
Value per right	WON 9,115	WON 14,236
Stock-based compensation liabilities	WON 1,513 million	WON 1,139 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to WON 1,934 million and the Company recorded the same amount as other receivables.

12.	INCOME TAX EXPENSE

(1)	Differences between net income before income tax and taxable loss for the nine months ended September 30, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Net income before income tax		WON 1,827,612		WON 1,597,156
Non-temporary differences:
Addition:
Investment securities	4,118		485,905
Stock Compensation	—		1,010
Entertainment expense in excess of tax limit	406		325
Other	120		63

	4,644		487,303

Deduction:

Dividend income	495,077		708,688
Investment securities	—		1,104

	495,077	(490,433)	707,792	(222,489)

Temporary differences:
Addition:
Long-term other receivables-prior year	1,342		2,743
Unsettled expense	4,220		1,458
Other	608		935

	6,170		5,136

Deduction:

Long-term other receivables-current year	1,477		3,769
Investment securities	1,383,878		1,386,837

Other	2,741		3,805

	1,388,096	(1,381,926)	1,394,411	(1,389,275)

Taxable income before donation adjustment		(44,747)		(14,608)
Excess donation expense		120		9

Taxable loss		WON (44,627)		WON (14,599)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the nine months ended September 30, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007	Decrease	Increase	Sep. 30, 2007	Deferred tax assets (liabilities)
Investment securities	WON (4,461,245)	WON (535,962)	WON (1,916,121)	WON (5,841,404)	WON (*1)(74,354)
Accrued expenses	2,153	2,153	4,220	4,220	1,160
Accrued severance benefits	1,418	—	608	2,026	557
Employee retirement deposits	(1,418)	—	(588)	(2,006)	(552)
Depreciation	178	—	—	178	49
Long-term receivables	(3,276)	(1,342)	—	(1,934)	(532)
Long-term accrued expenses	4,129	1,477	—	2,652	729
Other comprehensive income due to the equity method of accounting	(2,322,288)	—	(3,719)	(2,326,007)	(*1)(44,718)
Gain on disposal of investments using the equity method	34,604	—	—	34,604	9,516

Total	WON (6,745,745)	WON (533,674)	WON (1,915,600)	WON (8,127,671)	WON (108,145)

Tax loss carry-forwards	WON 219,103	WON —	WON 44,627	WON 263,730	WON 72,525

<2006>	Jan. 1, 2006	Decrease	Increase	Sep. 30, 2006	Deferred tax assets (liabilities)
Investment securities	WON (3,200,579)	WON 12,970	WON (921,799)	WON (4,135,348)	WON (*1) (38,055)
Accrued expenses	2,770	2,770	1,458	1,458	401
Accrued severance benefits	1,188	306	604	1,486	409
Employee retirement deposits	(1,188)	(306)	(604)	(1,486)	(409)
Depreciation	41	18	26	49	13
Long-term receivables	(6,090)	(2,744)	—	(3,346)	(920)
Dividend receivables	108	108	—	—	—
Long-term accrued expenses	7,937	3,769	—	4,168	1,146
Other comprehensive income due to the equity method of accounting	(1,710,854)	768	(485,905)	(2,197,527)	(*1) (36,478)
Gain On disposal of investments using the equity method	—	—	34,604	34,604	9,516

Total	WON (4,906,667)	WON 17,660	WON (1,371,617)	WON (6,295,942)	WON (64,377)

Tax loss carry-forwards	WON 222,067	WON —	WON 14,599	WON 236,666	WON 65,082

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount	Utilized	Remaining	Expiration
2002	WON 13,899	WON —	WON 13,899	Dec. 31, 2007
2003	48,398	—	48,398	Dec. 31, 2008
2004	22,414	—	22,414	Dec. 31, 2009
2005	112,068	—	112,068	Dec. 31, 2010
2006	22,324	—	22,324	Dec. 31, 2011
2007	44,627	—	44,627	Dec. 31, 2012

	WON 263,730	WON —	WON 263,730

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

13.	STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2007 and 2006, the significant non-cash transactions as follows (Korean won in millions):

Transactions	2007	2006
Changes in other comprehensive income due to the equity method of accounting	WON 3,719	WON 486,673
Changes in retained earnings due to the equity method of accounting	399	(1,104)
Increase in dividend receivables	—	108
Increase in stock options subject to subsidiaries	—	2,744

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months and nine months ended September 30, 2007 and 2006 are summarized as follows (Korean won in millions):

	2007		2006
	Three months	Nine months	Three months	Nine months
Salaries, wages and bonuses	WON 2,864	WON 8,641	WON 2,596	WON 7,358
Provision for severance benefits (Note 8)	230	588	139	515
Voluntary retirement benefits	—	176	—	—
Fringe benefits	232	695	200	568
Rent (Note 17)	206	1,388	583	1,736
Entertainment	211	549	175	479
Depreciation (Note 5)	76	225	11	63
Amortization (Note 5)	3	10	5	16
Taxes and dues	13	55	14	53
Advertising	27	180	442	5,975
Travel	129	346	70	169
Telecommunications	28	107	23	68
Service fees (Note 17)	582	1,669	544	1,660
Suppliers	20	97	18	61
Others (Note 17)	307	858	224	714

	WON 4,928	WON 15,584	WON 5,044	WON 19,435

15. FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of September 30, 2007 are as follows (Korean won in millions):

	Total assets	Total liabilities	Total shareholders’ equity
Woori Bank	WON 191,177,485	WON 178,750,525	WON 12,426,960
Kyongnam Bank	18,485,509	17,574,951	910,558
Kwangju Bank	15,405,961	14,694,378	711,583
WFIS	214,377	210,097	4,280
Woori F&I	217,800	71,030	146,770
Woori 3rd SPC	67,238	53,890	13,348
Woori Investment Securities	15,566,777	13,011,105	2,555,672
Woori CS	77,723	11,584	66,139
Woori PE	12,593	654	11,939
Hanmi Capital	889,123	709,792	179,331

Total	WON 242,114,586	WON 225,088,006	WON 17,026,580

(2)	The condensed statements of operations of subsidiaries for the nine months ended September 30, 2007 are as follows (Korean won in millions):

	Operating revenue	Operating expenses	Operating income (loss)	Income(loss) before income tax	Net income (loss)
Woori Bank	WON 14,279,475	WON 12,150,831	WON 2,128,644	WON 2,157,855	WON 1,580,832
Kyongnam Bank	936,112	739,760	196,352	198,514	145,272
Kwangju Bank	711,496	579,055	132,441	137,852	100,852
WFIS	196,528	199,459	(2,931)	(3,149)	(2,990)
Woori F&I	49,722	9,871	39,851	49,967	35,495
Woori 3rd SPC	7	114	(107)	(107)	(107)
Woori Investments Securities	2,328,671	2,022,155	306,516	297,315	221,802
Woori CS	35,722	18,163	17,559	14,200	10,031
Woori PE	3,844	1,712	2,132	2,462	1,829
Hanmi Capital	110,547	104,436	6,111	10,225	8,678

	WON 18,652,124	WON 15,825,556	WON 2,826,568	WON 2,865,134	WON 2,101,694

(3)	Significant liabilities and assets of the Company and its subsidiaries as of September 30, 2007 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits	Borrowings	Debentures	Total
Woori Finance Holdings	WON —	WON 270,000	WON 2,347,083	WON 2,617,083
Woori Bank	116,231,046	15,269,668	27,808,076	159,308,790
Kyongnam Bank	10,979,031	3,247,701	1,726,212	15,952,944
Kwangju Bank	10,705,957	2,322,464	1,073,355	14,101,776
WFIS	—	148,500	—	148,500
Woori F&I	—	53,650	—	53,650
Woori Investment Securities	1,690,159	10,509,049	399,410	12,598,618
Hanmi Capital	—	266,900	310,049	576,949

Total	WON 139,606,193	WON 32,087,932	WON 33,664,185	WON 205,358,310

2)	Significant assets

	Cash and due from banks	Securities	Loans	Total
Woori Finance Holdings	WON 581,288	WON 15,246,440	WON —	WON 15,827,728
Woori Bank	5,070,961	33,644,647	136,146,019	174,861,627
Kyongnam Bank	1,144,448	3,906,195	12,068,685	17,119,328
Kwangju Bank	1,178,406	4,092,306	9,669,309	14,940,021
WFIS	4,456	50	—	4,506
Woori F&I	14,494	179,732	—	194,226
Woori 3rd SPC	374	66,864	—	67,238
Woori Investment Securities	1,770,771	10,495,374	2,168,597	14,434,742
Woori CS	59,002	1,040	956	60,998
Woori PE	6,693	4,346	—	11,039
Hanmi Capital	4,786	28,004	606,708	639,498

	WON 9,835,679	WON 67,664,998	WON 160,660,274	WON 238,160,951

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of September 30, 2007 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses	Allowance	Percentage of allowance to loans (%)
Woori Bank	WON 137,955,096	WON 1,809,077	1.31
Kyongnam Bank	12,198,987	130,302	1.07
Kwangju Bank	9,773,576	104,267	1.07
Woori Investment Securities	2,307,064	138,467	6.00
Woori CS	961	5	0.52
Hanmi Capital	613,202	6,494	1.06

Total	WON 162,848,886	WON 2,188,612	1.34

16. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the nine months ended September 30, 2007 and 2006 are as follows (Korean won in millions):

	2007	Ratio (%)	2006	Ratio (%)
Woori Bank	WON 1,557,474	81.4	WON 1,243,673	79.3
Kyongnam Bank	145,723	7.6	139,784	8.9
Kwangju Bank	102,589	5.4	98,238	6.3
WFIS	(2,497)	(0.1)	7,017	0.4
Woori F&I	35,118	1.8	19,846	1.3
Woori 3rd SPC	(107)	—	(106)	—
Woori Investment Securities	65,967	3.4	49,931	3.2
Woori CS	7,022	0.4	9,131	0.6
Woori PE	1,829	0.1	1	—

Gain on valuation using the equity method of accounting, net of loss	1,913,118	100.0	1,567,515	100.0

Other income	6,715		135,840
Other expenses	92,221		106,199

Net income	WON 1,827,612		WON 1,597,156

17. TRANSACTIONS WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of September 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007	2006	Account
<Assets>
Woori Bank	WON 431,470	WON 67,394	Cash and bank deposits
	25,994	4,153	Guarantee deposits
	1,390	2,619	Other receivables
	622	116	Accrued income
Kyongnam Bank	70,818	11,287	Cash and bank deposits
	282	14	Accrued income
Kwangju Bank	79,000	11,043	Cash and bank deposits
	234	8	Accrued income
WFIS	154	159	Other receivables
Woori F&I	—	50,000	Loans
	—	310	Accrued income
Woori Credit Information	143	240	Other receivables
Woori SB	246	257	Other receivables
Principal guaranteed trust accounts of Woori Bank	1,574	2,002	Deposits with employee retirement trust

	WON 611,927	WON 149,602

<Liabilities>
Woori Bank	WON 133	WON 117	Other payables

(2)	Transactions with the subsidiaries for the nine months ended September 30, 2007 and 2006 are as follows:

	2007	2006	Account
<Revenues>
Woori Bank	WON 3,895	WON 4,435	Interest income on deposits
Kyongnam Bank	763	1,275	Interest income on deposits
Kwangju Bank	720	992	Interest income on deposits
WFIS	—	1,414	Interest income on loans
Woori F&I	799	3,972	Interest income on loans
Principal guaranteed trust accounts of Woori Bank	5	4	Interest income on deposits

	WON 6,182	WON 12,092

<Expenses>
Woori Bank	WON 1,187	WON 1,541	Rent
Woori Investment Securities	1,833	—	Fees
"	14	—	Interest expense
WFIS	1,258	1,311	Service fees

	WON 4,292	WON 5,644

(3)	The Company compensated key management personnel for WON 2,397 million of salaries for the nine months ended September 30, 2007.

18. EARNINGS PER COMMON SHARE

(1)	Net income per common share for the three months and nine months ended September 30, 2007 and 2006 are as follows (Korean won in millions, except for earnings per share data):

	2007		2006
	Three months	Nine months	Three months	Nine months
Net income on common shares	WON 323,266	WON 1,827,612	WON 592,635	WON 1,597,156
Weighted average number of common shares outstanding	806,012,783	806,012,783	806,012,788	806,012,788

Net income per common shares	WON 401	WON 2,267	WON 735	WON 1,982

(2)	Net income per common share for the year ended December 31, 2006 is WON 2,518. Net income per common share for three months ended March 31, 2007 and June 30, 2007 are WON 1,100 and WON 766, respectively.

19. COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the three months and nine months ended September 30, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
	Three months	Nine months	Three months	Nine months
Net income	WON 323,266	WON 1,827,612	WON 592,635	WON 1,597,156
Valuation using the equity method on subsidiaries	142,422	3,719	173,520	398,799

Comprehensive income	WON 465,688	WON 1,831,331	WON 766,155	WON 1,995,955

20. INSURANCE

As of September 30, 2007, the Company has insurance for liability of reparation of directors with Samsung Fire Insurance Co., Ltd. The insurance coverage is WON 30,000 million.

21. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 14, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director